[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 9, 2018

VIA EDGAR
Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TCP Capital Corp. (the “Company”) and Special Value
Continuation Partners, LP (“SVCP,” and together with the
Company, the “Funds”) -- Preliminary Proxy Statement
Filed on April 18, 2018 (the “Proxy Statement”)

Dear Mr. Minore:

We are in receipt of oral comments provided by you on April 30, 2018 regarding the Proxy Statement.

The Funds have considered the comments and have authorized us to make on their behalf the responses discussed below. For ease of reference, we have included your comments below followed by our responses. Capitalized terms used in this letter and not defined herein have the meanings given to them in the Proxy Statement.

Comment 1:  The Proxy Statement discloses in a number of places that, “the Advisor expects that it will achieve a more efficient cost structure following the Transaction and has committed to reduce the Funds’ administration expenses as a percentage of assets below the level it is on the date of the Transaction, provided assets exceed $2 billion.”  Please disclose the Company’s total assets as of a recent date.  Please also disclose whether, prior to the Funds’ total assets exceeding $2 billion, the Funds’ administration expenses as a percentage of assets are expected to increase, decrease or remain consistent.  Finally, please disclose that the Company provides no assurances as to when total assets of $2 billion will be realized.

Response 1:  The Funds have included the requested disclosure in response to your   comment.

Comment 2:  Please supplementally discuss why SVCP would not be required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”) if SVCP withdraws its election to be regulated as a business development company (“BDC”).  Please discuss the exemption under the 1940 Act that SVCP intends to rely on after its withdrawal.  Please also discuss why SVCP would be considered an eligible portfolio company under Section 55(a) if it withdrew its election to be regulated as a business development company.

Response 2:  After SVCP has withdrawn its election to be regulated as a BDC, its sole purpose will be to serve as a special purpose vehicle (“SPV”), similar to SPVs used by a number of other BDCs.  SVCP will also be exempt from registration pursuant to Section 3(c)(7) of the 1940 Act.  The Funds believe that, as a result of the Company’s obligation to consolidate SVCP following SVCP’s withdrawal to be regulated as a BDC under Rule 6-03(a) of Regulation S-X, Section 55 of the 1940 Act treats the assets of SVCP, regardless of its exemption under the 1940 Act, as the assets of the Company for purposes of determining compliance by the Company with the investment requirements of Section 55 of the 1940 Act.

The Funds believe that Section 55(a) requires that the Company test its Section 55(a) compliance on a consolidated basis.  As a result, the Funds believe that since SVCP will be treated as a disregarded entity for accounting purposes, testing of eligible portfolio company status is performed on a look-through basis with regard to SVCP’s assets. Section 55(a) bases its 70% requirement on the total assets of the BDC.  Regulation S-X 6-03 obligates the Company to consolidate SVCP’s assets, liabilities and operations with its own because SVCP will be a wholly-owned subsidiary of the Company and a disregarded entity.  Thus the combined statutory references to “total assets” and the “most recent financial statements filed” by the BDC require the Company to use its total assets as set forth on its financial statements to determine compliance with Section 55(a).

In addition, when Congress intended that an issuer not consolidate for purposes of a test under the 1940 Act, it expressly provided that result.  Thus, Section 3(a)(1)(C) expressly provides that its test for investment company status applies on an unconsolidated basis.

The staff (“Staff”) of the Securities and Exchange Commission (“SEC”) previously has agreed with this analysis.  In NGP Capital Resources Co., SEC no-action, December 28, 2007, the company asked for no-action relief under both the consolidation rules under Regulation S-X 6-03(d) and Section 55 of the 1940 Act in order to consolidate subsidiaries excluded from investment company status by Section 3(c)(7) and to look through to the assets of such subsidiaries for purposes of Section 55.  It was, of course, necessary for the company to request no-action relief to obtain consolidation of a subsidiary that cannot be consolidated under normal application of Regulation S-X 6 because the subsidiary is not an investment company.  The NGP letter involved a three tier structure whereby an existing BDC created three subsidiaries, a partnership and two limited liability companies, each of which was exempt from registration as an investment company under Section 3(c)(7).  The two limited liability companies were wholly-owned subsidiaries of the BDC.  One of the limited liability companies acted as the general partner of the partnership with a 0.01% ownership interest and the other limited liability company acted as the sole limited partner of the partnership with a 99.9% ownership interest.  The BDC then transferred a substantial number of its portfolio investments to the two limited liability companies, which in turn transferred it to the partnership.  The partnership then made a substantial number of investments going forward.  The BDC sought confirmation from the Staff that the Staff would not recommend enforcement action to the SEC against NGP (i) under Section 55(a) of the 1940 Act if it treated the assets of the partnership as its direct holdings, (ii) if, for purposes of Section 58, NGP was deemed to not have changed its nature so as to cease to be a BDC and (iii) if NGP consolidated the assets and liabilities of the partnership and the Staff confirmed it would not recommend that the SEC take enforcement action based on the facts described in the NGP letter.

The Funds believe that they can now rely on the NGP letter because SVCP amended its limited partnership agreement and its general partner, Series H of SVOF/MM, LLC, no longer has any economic interest in SVCP.  Accordingly, SVCP is now a “wholly-owned subsidiary” of the Company within the meaning of Section 2(a)(43).  The Funds also note that there is recent precedent for looking through to the assets of SVCP for Section 55 purposes.  In 2014, New Mountain Finance Holdings, L.L.C. withdrew its election to be regulated as a BDC after a shareholder vote and New Mountain Finance Corporation has continued to operate as a BDC.

Comment 3:  Please include “no assurances” language regarding the benefits of withdrawing SVCP’s election to be treated as a BDC.

Response 3:  The Funds have included the requested disclosure in response to your comment.

Comment 4:  The Proxy Statement states, “All of the current entities that will remain underneath the Company after the Proposed Restructuring will be direct or indirect wholly-owned subsidiaries of the Company and are expected to be consolidated with the Company for both 1940 Act and financial statement reporting purposes, subject to any financial statement adjustments required in accordance with U.S. generally accepted accounting principles.”  Please clarify which “entities” the Funds are referring to and clarify the organizational structures of those entities.  Please also change “are expected to be consolidated” to “will be consolidated”.  If the Funds cannot provide such a level of assurance, please disclose why such subsidiaries may not be consolidated following the Proposed Restructuring.

Response 4:  The Company has revised the relevant disclosure in response to your comment.

Comment 5:  If Proposal III is approved and SVCP withdraws its election to be regulated as a BDC, how will the Company operate going forward?  Will the Company begin making its own investments or will it continue to invest through SVCP?  Is the Company intending to transfer any assets from SVCP to the Company?  If SVCP continues to hold the portfolio and the Company continues to invest through SVCP following its withdrawal to be regulated as a BDC, how will the Company benefit from continuing to have a two-tier structure?  Please supplementally respond to the above questions and include disclosure in the Proxy Statement as applicable.

Response 5:  Immediately following the withdrawal of SVCP's election to be regulated as a BDC, the Company currently plans to continue to operate through SVCP. As stated in the Proxy Statement, however, the Company would, to the extent it believes it is beneficial to stockholders, seek to assume the operating activities previously undertaken by SVCP under the management of the Advisor.  Further, once SVCP serves solely as a special purpose vehicle, the Company will also review whether consolidation of SVCP with and into the Company is in the best interests of shareholders.  Accordingly, at some point in the future, the Company may invest all or a portion of its assets directly at the Company level.  However, there can be no assurances when the Company will invest directly.  Once SVCP has withdrawn its election to be regulated as a BDC and terminated its registration under Section 12(g) of the Securities Exchange Act of 1934 (the “1934 Act”), the Funds expect that the cost of operating the two-tier structure will substantially decrease because the Funds will no longer have the expense of continuing to operate SVCP as a BDC, including regulatory filing requirements, the requirement that SVCP have its own separate financial audit, and the requirement that SVCP have its own board of directors.  The Funds have revised disclosure to make it more clear the Funds’ current intentions and the cost savings of SVCP no longer operating as a BDC.

Comment 6:  Do the Funds expect any material tax consequences as a result of the Proposed Restructuring?

Response 6:  The Funds do not expect any material tax consequences as a result of the Proposed Restructuring.

Comment 7:  In the question, “Do any of the Funds’ officers or directors have an interest in the approval of the New Agreements that is different from that of the shareholders generally?,” please provide a brief summary of the conflicts and note whether they are significant.  Please also include a cross reference to the appropriate conflicts section.

Response 7:  The Company has revised the relevant disclosure in response to your comment.

Comment 8:  Please disclose the estimated dollar amount of expenses that the Funds will bear as a result of Proposals I and IV and that the Advisor and BlackRock will bear as a result of Proposals II and III.

Response 8:  The Company has included the requested disclosure in response to your comment.

Comment 9:  For Proposal I, please confirm in your response letter that all the required disclosure pursuant to Item 22(b)(11) of Schedule 14A is included in the Proxy Statement.

Response 9:  The Company confirms that all of the disclosure required by Item 22(b)(11) of Schedule 14A are included in the Proxy Statement.

Comment 10:  Please change the section titled, “Certain Relationships and Related Transactions” to “Conflicts of Interest, Certain Relationships and Related Transactions.”

Response 10:  The Company has revised the requested title in accordance with your comment.

Comment 11:  The Proxy Statement states, “While our ability to enter into transactions with our affiliates is restricted under the 1940 Act, we have received two exemptive orders from the Commission permitting certain affiliated investments subject to certain conditions.”  Please disclose whether following the Transaction the parties will be compliant with such exemptive orders.

Response 11:  The Company has included disclosure in response to your comment.

Comment 12:  If Proposal III is approved, does SVCP expect to enter into a new advisory contract?  Please also firm up the language regarding the termination of the New SVCP Agreement from “likely be terminated” to “will be terminated.”  Please make any and all conforming changes.  Further, on page 35, please break up the last sentence in the first full paragraph into multiple sentences.

Response 12:  Following SVCP’s withdrawal of its election to be regulated as a BDC, SVCP will not enter into an advisory contract and will have the sole purpose of serving as a special purpose vehicle.  The Company has revised disclosure regarding termination of the New SVCP Agreement as well as other requested changes in accordance with your comment.

Comment 13:  Please change the title of the section, “Conflicts of Interests of Our Officers and Our Directors that are Employed by the Advisor” to “Significant Conflicts of Interests of Our Officers and Our Directors that are Employed by the Advisor.”

Response 13:  The Company has revised the title to read “Significant Conflicts of Interests of Our Directors that are Employed by the Advisor.”

Comment 14:  The Funds should quantify, with some precision, the magnitude of the conflict of interest that the directors and officers of the Funds have as a result of the Transaction.  Please see NexPoint Advisors, L.P. v. TICC Capital Corp., et al., United States District Court for the District of Connecticut (“NexPoint Advisors”).  In this connection, please include disclosure regarding the compensation, including approximate dollar amounts, that any directors or officers of the Funds will receive as a result of the Transaction as well as any material changes to compensation following the Transaction.  Please also revise the following sentence to disclose the portion of such merger proceeds required to be invested in investment products of the combined investment platform, “Subject to certain exceptions, the members of the Advisor’s Investment Committee are expected to invest a portion of the merger proceeds in investment products of the combined BlackRock and Advisor platform.”

Response 14:  The Funds have reviewed the Item 22(c)(6) of Schedule 14A, as well as the instructions thereto, and the NexPoint Advisors decision, and believe that Item 22(c)(6) of Schedule 14A does not require disclosure of the approximate dollar amounts that directors or officers of the Funds will receive as a result of the Transaction or disclosure regarding any material changes to compensation following the Transaction.

Item 22(c)(6) of Schedule 14A, which is referenced in the NexPoint Advisor’s decision, requires disclosure only with respect to directors of the Funds and not officers. As such, and based on the plain language of the rule, the Funds believe that any request to require disclosure related to the compensation of officers is outside of the scope of any disclosure required by Schedule 14A.

Second, interpreting Item 22(c)(6) of Schedule 14A to require disclosure of the amounts paid to director and officers would be an overly broad interpretation of that item when such precision has not been required in the past for other analogous transactions.  For example, Item 22(c)(6) of Schedule 14A has never been interpreted as requiring interested directors and officers to disclose the precise compensation paid to them by an investment advisor when stockholders of a fund approve investment advisory agreements under Section 15(a) of the 1940 Act.  This, however, would be the logical conclusion if the NexPoint Advisors decision were to be applied broadly because such compensation likely would be considered a “material transaction.”  Because stockholders of the Company are not entitled to information with respect to the compensation paid by the Advisor to those officers or directors of the Company employed by the Advisor, whether in the ordinary course of disclosures made by the Company or in disclosures made by the Company in connection with regular approvals of advisory agreements under Section 15(a) of the 1940 Act, Item 22(c)(6) should not be interpreted to require that such information be disclosed in connection with an assignment of an investment advisory agreement.  Moreover, had the facts here been slightly different, whereby the Advisor purchased or sold another advisory entity or sold some of its advisory assets last year and requested a change in the advisory contract this year, such prior transaction, and the compensation to directors and officers as a result of such transaction, would be a “material transaction since the beginning of the most recently completed fiscal year” required to be disclosed under the NexPoint Advisors decision.  This would be an absurd result because it would not be consistent with the actual disclosure required under Item 22(c)(6), nor would the disclosure be material to shareholders as it does not relate to the underlying proposal.

Third, the Funds believe that the novel decision in NexPoint Advisors was based on unique facts that are substantially different from the facts in the Transaction.  In NexPoint Advisors, there was a proxy fight between two asset managers.  The BDC’s board had approved an investment advisory agreement with BSP that would result in the replacement of the entire management team and officers of the then-current advisor.  NexPoint tendered an alternative proposal to the board, which the board rejected, and thereafter engaged in a proxy fight to persuade the BDC’s shareholders to elect NexPoint’s slate of directors and ultimately approve NexPoint’s investment advisory agreement. NextPoint’s suit alleged that the extent of the departing directors’ cash-out payment was a material motivating factor in the board’s recommendation that entering into the BSP agreement was in shareholders’ best interests rather than entering into the superior NexPoint agreement.  Under those circumstances, the court found that such compensation was material to shareholders “without reference to Item 22.” NexPoint Advisors, L.P. v. TICC Capital Corp., 2015 WL 6408117, at *10 (D.Conn. 2015).

No such circumstance exists with respect to the Transaction. By contrast, in the Transaction, there is no proxy dispute and the management team is expected to remain fully intact.  As disclosed in the Proxy Statement, all employees of the Advisor, including all of the investment professionals currently managing the Funds as well as the five voting members of the Advisor’s Investment Committee (Mark K. Holdsworth, Michael Leitner, Howard M. Levkowitz, Philip M. Tseng and Rajneesh Vig), will receive employment offers from BlackRock (or its affiliates) to continue managing the Funds.  Further the Advisor’s Investment Committee is required to re-invest a portion of the Transaction proceeds into the combined BlackRock and the Advisor’s platform.  Another distinction between the Transaction and the NexPoint Advisors transaction is that, as of March 31, 2018, the Funds represent only approximately 22% of the Advisor’s committed capital across its clients, whereas in the NexPoint Advisors transaction, the BDC represented substantially all of the advisor’s assets under management.  Additionally, unlike NexPoint Advisors case, a significant portion of the compensation that any director or officer of the Funds may receive is based on the value of the committed capital attributable to clients other than the Funds. Since the BDC represents approximately only 22% of the Advisor’s committed capital, the value of the Advisor is attributable to many different sources and there is no attribution to the BDC.  Accordingly, the specific amounts of compensation that directors and officers will receive as a result of the Transaction is far less linked to the Funds than in the NexPoint Advisors case.

The Funds believe that these factual distinctions are important for several reasons. First, since the management team is committing to remain in place, a reasonably intelligent stockholder would not need to know the amount of Transaction compensation that officers and directors will receive in order to make an informed decision.  Because there is no material change to the business operations of the Funds expected, other than the same management team having greater resources available to them, the transaction is not related to the business operations of the Funds under Instruction 4 to Item 22(c)(6) of Schedule 14A.  Under those circumstances, the importance that a reasonably intelligent stockholder would place on compensation information is substantially decreased as opposed to a situation where management is cashing out and being replaced by different parties.

It is well-established that proxy statements must make “full and fair disclosure of those facts that a stockholder might reasonably need in order to make an intelligent decision with respect to [a] proposal.” Richland v. Crandall, 262 F. Supp. 538, 553 (S.D.N.Y. 1967).  The requisite disclosure is “full disclosure of all information which the ordinary investor of common business experience would require in making an informed investment decision.” (emphasis added) Nanfito v. Tekseed Hybrid Co., 341 F. Supp. 240 (D. Neb. 1972).  Thus, it is “enough if proxy material sets forth all the facts necessary to enable a reasonably intelligent stockholder to make his own informed decision.” (emphasis added and quotation omitted) Browning Debenture Holders’ Comm. v. DASA Corp., 357 F. Supp. 1010 (S.D.N.Y. 1972) (emphasis added) (construing Section 14(a) of the Exchange Act).  Under this governing standard, the Funds believe that the current disclosure sets forth all facts necessary to enable a reasonably intelligent stockholder to make an informed decision.  The revised Proxy Statement discloses:

•
“Howard M. Levkowitz, Director and Chief Executive Officer of the Funds and Rajneesh Vig, Directors, President and Chief Operating Officer of the Funds, have entered into employment arrangements with BlackRock as a result of the Transaction.

•
Messrs. Levkowitz and Vig own or control certain limited liability interests of the Advisor. As a result, if the New Agreements are approved and the Transaction is consummated, Messrs. Levkowitz and Vig will receive substantial payments in exchange for their equity interests in the Advisor.

•
Subject to certain exceptions, the members of the Advisor’s Investment Committee, including Messrs. Levkowitz and Vig, are expected to invest a portion of their proceeds from the Transaction in newly formed investment products of the combined BlackRock and Advisor platform.” (emphasis added)

The Proxy Statement also discloses (i) the interested directors and officers of the Funds will receive employment offers, (ii) which interested directors/officers will receive substantial payments as a result of their ownership interest in the Adviser and (iii) some of the proceeds from the Transaction to such interested directors/officers will be required to be invested in the combined BlackRock and the Advisor’s platform.  A reasonably intelligent stockholder of the Company will understand that there are significant conflicts of interest based on the disclosure in the Proxy Statement and will not require the precise compensation of the directors and officers as articulated by the Court in the NexPoint Advisors decision.

Other than as discussed above, the Funds are not aware of any requirement in securities law to disclose ownership of an advisor other than on such advisor’s Form ADV.

Finally, the Funds note that, Item 22(c)(6), and its predecessor rule, Rule 20a-3 under the 1934 Act, have been in effect since 1960. Prior to the NexPoint Advisors decision, no authoritative source interpreted Item 22(c)(6) to require precise disclosure of the dollar amount of compensation to directors and officers of a fund’s investment advisor in connection with the sale of the advisor and assignment of the investment advisory agreement. Moreover, during that more than 55-year timeframe, neither the SEC nor market professionals deemed such disclosure as being information that an average prudent investor ought reasonably to be informed of prior to approving an investment advisory agreement.  For this reason, the Funds believe that neither Item 22(c)(6) of Schedule 14A nor the NexPoint Advisors decision require disclosure of the amounts payable to the directors and officers of the Funds.

Comment 15:  For Proposal III, please disclose why from 2012 to now the two-tier BDC structure was in the best interests of stockholders and why it is no longer so.

Response 15:  The Company has included disclosure in response to your comment.

Comment 16:  The section titled, “Risks Associated with the Withdrawal of Election to be Regulated as a BDC” does not seem to disclose actual risks.  Please disclose risks related to the Proposal.

Response 16:  The Company has revised the disclosure in response to your comment to remove the implication that such withdrawal would impose risks on stockholders, because the Company believes it does not impose any such additional risks.

Comment 17:  Please supplementally explain why Annex A and Annex B have brackets in the names of the parties to the agreements.

Response 17:  The two annexes have brackets in the names of the parties to the agreements because the party names are not currently known and may change prior to the consummation of the Transaction.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq.

cc:          Michael K. Hoffman, Esq.